EXHIBIT 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Year Ended December 31,
	2003	2002	2001	2000	1999
Continuing operations
1. Fixed charges:
A) Interest expense	$78,724	$79,586	$80,139	$70,659	$63,110
B) Amortization	2,752	2,278	1,886	1,564	1,366
C) Interest portion of rentals	6,665	8,846	9,346	8,572	8,217
D) Preferred securities distributions	4,015	5,475	5,475	5,475	5,475

Total fixed charges	$92,156	$96,185	$96,846	$86,270	$78,168

2. Earnings (as defined):
E) Pretax income from continuing operations	$55,384	$65,382	$56,741	$51,939	$60,955
Fixed Charges (1. above)	92,156	96,185	96,846	86,270	78,168

Total earnings as defined	$147,540	$161,567	$153,587	$138,209	$139,123

3. Ratio of earnings to fixed charges	1.60	1.68	1.59	1.60	1.78